

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

June 15, 2009

Douglas P. Williams
Principal Financial Officer
Wells Mid-Horizon Value-Added Fund I, LLC
6200 The Corners Parkway
Norcross, Georgia 30092-3365

> **Re:** **Wells Mid-Horizon Value-Added Fund I, LLC**
> **Amendment No. 1 to Form 10**
> **Filed May 29, 2009**
> **File No. 000-53626**

Dear Mr. Williams:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 5

1. We note your disclosure on page 7 that you compete with other Wells-sponsored programs for investment opportunities and attracting creditworthy tenants. Please briefly discuss how investment opportunities and potential tenants are allocated between you and other Wells-sponsored programs.

Item 2. Financial Information, page 10

2. We note your response to comment 10 in our letter dated May 14, 2009, that the lease expirations table has been amended to account for current leases expiring after ten years and "thereafter" row has been added. Please tell us specifically why the percentage of total annualized gross base rent expiring in 2010 decreased from 42% to 28.9%.

3. We note your response to comment 11 in our letter dated May 14, 2009 and your revisions, which indicate that you are "actively marketing the Parkway at Oak Hill Buildings and current leasing efforts are consistent with its investment strategy at acquisition." Please expand your disclosure to explain what types of marketing tools you are employing to lease this building. In addition, please clarify what you mean by your "leasing efforts are consistent with its investment strategy at acquisition."

Item 15. Financial Statements and Exhibits, page 35

4. We have reviewed your response to comment 19 in our letter dated May 14, 2009. Please provide us with a list, which identifies each omitted schedule or exhibit to your material contracts filed as exhibits to this Form 10 and explain why you believe it is not necessary to include such information with its respective contract.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric McPhee at 202-551-3693 or Dan Gordon at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at 202-551-3391 or me at 202-551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Rob Bergdolt (*via facsimile*)